SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                        MER TELEMANAGEMENT SOLUTIONS LTD.
                              (Name of Registrant)

                    22 Zarhin Street, Ra'anana 43662, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F  [X]   Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statement File No. 333-128225 and Form S-8 Registration Statements File Nos. 333-12014 and 333-123321.



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                        MER Telemanagement Solutions Ltd.



6-K Items

     1. Press release re MTS Announces First Quarter 2006 Financial Results dated May 11, 2006.

                                                                          ITEM 1

Press Release                          Source: Mer Telemanagement Solutions Ltd.

MTS Announces First Quarter 2006 Financial Results

Thursday May 11, 7:30 am ET

RA'ANANA, Israel, May 11 /PRNewswire-FirstCall/ -- MTS - Mer Telemanagement Solutions Ltd. (Nasdaq: MTSL - News), a global provider of business support systems for comprehensive telecommunication management and customer care & billing solutions, today reported its financial results for the first quarter of 2006, ended March 31, 2006.

Revenues for the first quarter were $2.8 million, which represents a 3% increase over the $2.7 million reported in the first quarter of 2005.

Net loss for the quarter was $485,000 ($0.08 basic and diluted net loss per ordinary share), which compares to the net loss of $2.0 million ($0.44 basic and diluted net loss per ordinary share), reported for the first quarter of 2005. The net loss narrowed year-over-year due to a reduction in total operating expenses.

MTS ended the first quarter with a solid, accumulated backlog of orders of approximately $2.7 million. The backlog represents orders booked but not yet recognized as revenue as of March 31, 2006.

Eytan Bar, President and Chief Executive Officer commented, "During the first quarter, MTS once again executed on its business strategy and capitalized on new opportunities. We continued to cultivate business relationships and added new partners in Europe, as well as gained market recognition with our customer care and billing solution.

"MTS also continued to invest significantly in its future according to the company's strategy. We continue to believe this investment is crucial to the success of MTS, as these enhancements and new products will give us leverage in market share and sales, and ultimately drive toward sustainable growth."

At the end of the first quarter of fiscal year 2006, MTS implemented the Statement of Financial Accounting Standard No. 123(R), "Share-based Payments," which requires expensing the fair value of grants made under stock option programs over the vesting period of the options beginning on January 1, 2006.

Shlomi Hagai, Corporate COO & CFO, noted, "We continued to deliver solid top line performance in the first quarter despite unanticipated extended sales cycles in some of the markets in which we participate. We believe that our commitment to monitor and maintain expenses will allow us to continue to improve our bottom line performance going forward."

Conference Call Information

MTS will conduct a teleconference to discuss the first quarter results on Thursday, May 11, at 11:00 a.m. Eastern Time (18:00 Israel Time). To access the call, please dial +1-877-270-4109 from the US or Canada (toll-free), +1- 809 457 877 from Israel (toll-free), or +1-706-679-0560 from other locations, at least 10 minutes prior to the commencement of the call. Reference the MTS conference call or conference ID #7723230.

A replay of the call also will be available from 2:00 PM ET on Thursday, May 11, 2006, until 11:59 PM ET on Thursday, May 18/ (06:59 Israel Time on Friday, May
19). To access the replay please, dial +1-800-642-1687 from the US or Canada (toll-free), +1-809 458 731 from Israel (toll-free), or +1-706- 645-9291 from other locations and enter conference ID#7723230.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is a worldwide provider of innovative solutions for comprehensive Telecommunications Expense Management (TEM) used by Enterprises, and for Business Support Systems (BSS) used by Information and Telecommunication Service Providers.

Since 1984, MTS' Telecommunications Expense Management solutions have been used by thousands of enterprises and organizations to ensure that their telecommunication services are acquired, provisioned, and invoiced correctly. In addition, the MTS Application Suite has provided customers with a unified view of telecommunication usage, proactive budget control, personal call management, employee cost awareness and more.

MTS' solutions for Information and Telecommunication Service Providers are used worldwide by wireless and wireline service providers for interconnect billing, partner revenue management and for charging and invoicing their customers. MTS has pre-configured solutions to support emerging carriers of focused solutions (e.g. IPTV, VoIP, MVNO) to rapidly install a full-featured and scaleable solution. MTS unique technology reduces integration risks and lessens revenue leakage by using the very same system to manage retail and wholesale business as well as supporting multiple business units. Total Cost of Ownership (TCO) is reduced by providing web-based customer self-care and provisioning.

Headquartered in Israel, MTS markets its solutions through wholly owned subsidiaries in the United States, Hong Kong, Holland, and Brazil, and through OEM partnerships with Siemens, Phillips, NEC and other vendors. MTS' shares are traded on the NASDAQ Capital Market (symbol MTSL). For more information please visit the MTS web site: http://www.mtsint.com

Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to, risks in product development plans and schedules, rapid technological change, changes and delays in product approval and introduction, customer acceptance of new products, the impact of competitive products and pricing, market acceptance, the lengthy sales cycle, proprietary rights of the Company and its competitors, risk of operations in Israel, government regulations, dependence on third parties to manufacture products, general economic conditions and other risk factors detailed in the Company's filings with the United States Securities and Exchange Commission.

     Contacts:

     Company                              Investor Relations:
     Shlomi Hagai                         Kathy Price
     Corporate COO & CFO                  Deputy Managing Director
     MTS - MER Telemanagement Solutions   The Global Consulting Group
     Tel: +972-9762-1733                  Tel: +1-646-284-9430
     Email: Shlomi.Hagai@mtsint.com       Email: kprice@hfgcg.com

                    CONSOLIDATED STATEMENTS OF OPERATIONS
         U.S. dollars in thousands (except share and per share data)

                                        Three months ended       Year ended
                                             March 31,           December 31,
                                       2006           2005          2005
                                            Unaudited             Audited

    Revenues                          $2,814         $2,726       $11,563
    Cost of revenues                 (*) 934            887         3,802

    Gross profit                       1,880          1,839         7,761

    Operating expenses:
     Research and development, net (*) 1,060          1,294         4,395
     Selling and marketing           (*) 830          1,527         4,797
     General and administrative      (*) 578          1,045         2,830

    Total operating expenses           2,468          3,866        12,022

    Operating loss                      (588)        (2,027)       (4,261)
    Financial income, net                 37             19            53
    Other income, net                      -              2             -

    Loss before taxes on income         (551)        (2,006)       (4,208)
    Taxes on income                        3              -            10

    Loss before equity in earnings
     (losses) of affiliate              (554)        (2,006)       (4,218)
    Equity in earnings (losses) of
     affiliate                            69            (28)            2

    Net loss                          $ (485)      $ (2,034)      $(4,216)

    Basic and diluted net loss per
     Ordinary share                   $(0.08)        $(0.44)       $(0.83)

    Weighted average number of
     Ordinary shares used in
     computing basic and diluted
     net loss per share            5,744,864      4,638,004     5,092,117

    (*) Including stock-based employee compensation in the amounts of $10, $15, $13 and $25 in cost of revenues, research and development, selling and marketing and general and administrative, respectively.

The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
                            U.S. dollars in thousands

                                            March 31,            December 31,
                                       2006           2005          2005
                                            Unaudited              Audited
       ASSETS

    CURRENT ASSETS:
     Cash and cash equivalents       $2,438          $2,581        $3,191
     Marketable securities              134             695           132
     Trade receivables, net           2,298           1,441         1,895
     Unbilled receivables               146               -           104
     Other accounts receivable and
      prepaid expenses                  425             453           491
     Inventories                        169             192           181

    Total current assets              5,610           5,362         5,994

    LONG-TERM INVESTMENTS:
     Investment in an affiliate       1,795           1,987         1,615
     Long-term loans, net of current
      maturities                          -              36             3
     Severance pay fund                 514             604           478
     Other investments                  365             373           347

    Total long-term investments       2,674           3,000         2,443

    PROPERTY AND EQUIPMENT, NET         544             604           571

    OTHER ASSETS:
     Goodwill                         3,787           3,446         3,700
     Other intangible assets, net       905           1,268           993
     Deferred income taxes              115              73           115

    Total other assets                4,807           4,787         4,808

    Total assets                    $13,635         $13,753       $13,816

The accompanying notes are an integral part of the consolidated financial statements.

                           CONSOLIDATED BALANCE SHEETS
           U.S. dollars in thousands (except share and per share data)

                                             March 31,           December 31,
                                        2006          2005          2005
                                            Unaudited              Audited
     LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES:
     Trade payables                    $665            $841          $735
     Accrued expenses and other
      liabilities                     2,402           2,237         2,306
     Deferred revenues                  868           1,309           888

    Total current liabilities         3,935           4,387         3,929

    LONG-TERM LIABILITIES:
     Accrued severance pay              770             754           713

    Total long-term liabilities         770             754           713

    SHAREHOLDERS' EQUITY:
    Share capital -
     Ordinary shares of NIS 0.01 par
      value - Authorized: 12,000,000
      shares at March 31, 2006 and
      2005 and December 31, 2006;
      Issued: 5,774,645, 4,648,804
      and 5,744,304 shares at
      March 31, 2006 and 2005 and
      December 31,2005,
      respectively; Outstanding:
      5,763,845, 4,638,004 and
      5,733,504 shares at March
      31, 2006 and 2005 and
      December 31, 2005                  17              14            17
     Additional paid-in capital      15,964          12,966        15,966
     Treasury shares (10,800
      Ordinary shares)                  (29)            (29)          (29)
     Deferred stock compensation          -            (191)         (142)
     Accumulated other comprehensive
      income (loss)                      26             233           (75)
     Accumulated deficit             (7,048)         (4,381)       (6,563)

    Total shareholders' equity        8,930           8,612         9,174

    Total liabilities and
     shareholders' equity           $13,635         $13,753       $13,816

The accompanying notes are an integral part of the consolidated financial statements.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MER TELEMANAGEMENT SOLUTIONS LTD.
                                                   (Registrant)



                                            By: /s/Eytan Bar
                                                ------------
                                                Eytan Bar
                                                President and
                                                Chief Executive Officer



Date: May 11, 2006